Exhibit 99.1

Making

Sustainable Living

Commonplace

Chairman’s letter and Notice of Meeting Annual General Meeting Rotterdam 30 April 2020

Weena 455, PO Box 760, 3000 DK Rotterdam, the Netherlands

Telephone +31 (0)10 217 4000

19 March 2020

Nils Andersen

Chairman

Dear shareholder,

I am pleased to invite you to the annual general meeting of Unilever N.V. (the ‘NV AGM’) which will be held on Thursday 30 April 2020 at the World Trade Center, Beursplein 37 in Rotterdam and will start at 10am.

At the NV AGM our CEO, Alan Jope, will update you on the progress of the business in 2019. Following this presentation, we will have a full Q&A session on all matters tabled before we move to the voting of the proposed resolutions. The resolutions put to you for voting will be generally familiar to you and are further explained in the Explanatory Notes.

The Boards believe that the resolutions are in the best interests of Unilever N.V. and its shareholders as a whole. Accordingly, the Directors unanimously recommend that you vote in favour of the resolutions, as they intend to do themselves in respect of their own shares.

In November 2019, we announced that Marijn Dekkers had chosen to stand down as Chairman so he could focus on other business responsibilities. I was honoured to be asked to assume the Chairmanship of Unilever and since then have continued to work with the Board and the Unilever Leadership Executive.

All directors will retire at the NV AGM and are offering themselves for re-election this year, with the exception of Marijn Dekkers. I would like to thank Marijn for his contributions as a Unilever Chairman and Non-Executive Director. He has brought invaluable experience to the Unilever Boards during his four years of service and been a great source of advice and guidance for the business. He will leave with the best wishes of us all.

The NV AGM is an important opportunity for shareholders to express their views by asking questions on all the above issues and on any other topic relevant to our business and the resolutions.

If you would like to be assured of the fullest possible response to a question asked in the NV AGM, it would be helpful if you could give me prior notice of your question. Of course, you are also invited to write to me at any time should you wish. Alternatively, you may find the answer to your question on our website at www.unilever.com.

Enclosed with this letter you will find the formal Notice of Meeting being convened, together with the Explanatory Notes to the business of the meeting. Our 2019 year-end documents are available on our website at www.unilever.com/ara.

If you would like to cast your votes electronically you will have to do so in any event no later than 5.30pm on Thursday 23 April 2020. Please refer to the information provided on page 7 of the Notice of Meeting. All your votes are important to us and I would urge you to cast your vote.

Yours sincerely,

Nils Andersen

Chairman

Unilever N.V.

Registered office Rotterdam. Commercial register No 24051830

Unilever N.V. Notice of Meeting 2020

The Annual General Meeting (‘AGM’) of Unilever N.V. (the ‘Company’) is to be held on Thursday 30 April 2020 at 10am at the World Trade Center, Beursplein 37 in Rotterdam, the Netherlands.

Agenda

1.	To consider the Unilever Annual Report and Accounts 2019 submitted by the Board of Directors.[a]

2.	To adopt the Annual Accounts[b] and appropriation of the profit for the 2019 financial year.

3.	To consider, and if thought fit, approve the Directors’ Remuneration Report.[c]

4.	To discharge the Executive Directors.

5.	To discharge the Non-Executive Directors.

6.	To reappoint Mr N Andersen as a Non-Executive Director.

7.	To reappoint Mrs L Cha as a Non-Executive Director.

8.	To reappoint Mr V Colao as a Non-Executive Director.

9.	To reappoint Dr J Hartmann as a Non-Executive Director.

10.	To reappoint Mr A Jope as an Executive Director.

11.	To reappoint Ms A Jung as a Non-Executive Director.

12.	To reappoint Ms S Kilsby as a Non-Executive Director.

13.	To reappoint Mr S Masiyiwa as a Non-Executive Director.

14.	To reappoint Professor Y Moon as a Non-Executive Director.

15.	To reappoint Mr G Pitkethly as an Executive Director.

16.	To reappoint Mr J Rishton as a Non-Executive Director.

17.	To reappoint Mr F Sijbesma as a Non-Executive Director.

18.	To appoint the Auditor charged with the auditing of the Annual Accounts for the 2020 financial year.

19.	To designate the Board of Directors as the company body authorised in respect of the issue of shares in the share capital of the Company.

20.

To designate the Board of Directors as the company body authorised to restrict or exclude the statutory pre-emption rights that accrue to shareholders upon issue of shares for general corporate purposes.

21.

To designate the Board of Directors as the company body authorised to restrict or exclude the statutory pre-emption rights that accrue to shareholders upon issue of shares for acquisition or specified capital investment purposes.

22.	To authorise the Board of Directors to purchase ordinary shares in the share capital of the Company.
23.	To reduce the capital with respect to ordinary shares held by the Company in its own share capital.

a.	Agenda item 1 is a non-voting item. All other agenda items can be voted on.

b.

The Annual Accounts for the 2019 financial year within the meaning of Article 2:361 of the Dutch Civil Code comprise the Financial Statements and the audited information in the Directors’ Remuneration Report set out on pages 66 to 72 of the Unilever Annual Report and Accounts 2019.

c.	Agenda item 3 is an advisory vote to approve the Directors’ Remuneration Report, which is set out on pages 60 to 77 of the Unilever Annual Report and Accounts 2019.

Each resolution numbered 6 to 17 (inclusive), if passed, will only become effective if a similar resolution as set out in the Notice of Annual General Meeting of Unilever PLC to be held on 29 April 2020 in London, United Kingdom (or any adjournment thereof) is passed by PLC shareholders.

All documents for the AGM, including the Unilever Annual Report and Accounts 2019, are available at www.unilever.com/ara.

Copies may be obtained free of charge from the Company and through ABN AMRO Bank N.V. (‘ABN AMRO’), telephone number +31 20 383 5454, e-mail: ava@nl.abnamro.com.

Unilever Chairman’s Letter and Notice of Meeting 2020	2

Explanatory notes to the agenda items

Agenda item 1 (non-voting item)

To consider the Unilever Annual Report and Accounts 2019

At this agenda item a full question and answers session will be held on all matters tabled for this meeting.

Agenda item 2

To adopt the annual accounts and appropriation of the profit for the 2019 financial year

It is proposed that:

i	the Annual Accounts for the 2019 financial year drawn up by the Board of Directors be adopted; and

ii

the profit for the 2019 financial year of €1,015 million be appropriated for addition to the balance sheet item ‘Retained Profit’ as set out on page 148 of the Unilever Annual Report and Accounts 2019.

During 2019 €2,352 million was paid as dividend on the ordinary shares in the share capital of the Company.

Agenda item 3

To consider and, if thought fit, approve the Directors’ Remuneration Report

Resolution 3 is an advisory vote to approve the Directors’ Remuneration Report for the year ended 31 December 2019, which is set out on pages 60 to 77 of the Unilever Annual Report and Accounts 2019. A copy of the Directors’ Remuneration Policy which was approved by shareholders at the annual general meeting in 2018 is available on our website at www.unilever.com/ara.

Agenda item 4

To discharge the Executive Directors

It is proposed that the Executive Directors in office in the 2019 financial year be discharged for the fulfilment of their task in the 2019 financial year.

Agenda item 5

To discharge the Non-Executive Directors

It is proposed that the Non-Executive Directors in office in the 2019 financial year be discharged for the fulfilment of their task in the 2019 financial year.

Agenda items 6 through 17

To reappoint Executive and Non-Executive Directors

All Executive Directors and Non-Executive Directors retire each year at the Annual General Meeting upon the appointment of at least one Executive Director and at least one Non-Executive Director as set forth in the Articles of Association. Each proposed candidate for reappointment is also being proposed for reappointment to the Board of Unilever PLC.

In deciding whether to nominate a Director, the Board takes into consideration the outcomes of the Chairman’s discussions with each Director on individual performance, the evaluation of the Boards and its Committees and the continued good performance of individual Directors. Non-Executive Directors normally serve for a period of up to nine years.

All directors being proposed for reappointment were considered to be effective in their roles and to be committed to making available the appropriate time for Board meetings and other duties.

Each nominated Director also continues to demonstrate his/her broad and relevant experience, commitment to his/her role and international outlook. Further information about the evaluation can be found on pages 4 and 48 of the Unilever Annual Report and Accounts 2019. An overview of the skills and experience of the Non-Executive Directors and the biographical details of each Director proposed for reappointment can be found on page 49 of the Unilever Annual Report and Accounts 2019.

Therefore, the Board of Directors, following the recommendations made by the Nominating and Corporate Governance Committee, proposes to reappoint the nominated Executive and Non-Executive Directors.

3	Unilever Chairman’s Letter and Notice of Meeting 2020

Explanatory notes to the agenda items continued

The tables below set out the diversity of our Non-Executive Directors standing for reappointment at the NV AGM.

Nationality*

3
1
2
1
1
1
1
1
1
American
Austrian
British
Canadian
Chinese
Danish
Dutch
Italian
Zimbabwean

* Taking into account that two Non-Executive Directors have dual-nationality.

Gender

5
5
Male
Female

Tenure

2
6
2
0 to 3 years
4 to 6 years
7 to 9 years

Unilever Chairman’s Letter and Notice of Meeting 2020	4

Explanatory notes to the agenda items continued

Agenda item 18

To appoint the auditor charged with the auditing of the Annual Accounts for the 2020 financial year

Pursuant to Article 34, paragraph 3 of the Articles of Association, auditors charged with the auditing of the Annual Accounts for the current financial year are to be appointed each year.

Each year, the Audit Committee conducts an independent assessment of the effectiveness of the external audit process which includes gaining feedback from key stakeholders at all levels across Unilever. The Audit Committee has considered the tenure, quality and fees of the auditors. The Audit Committee has approved the extension of the current external audit contract by one year, and recommended to the Boards the reappointment of the external auditors. It is proposed, in accordance with Article 2:393 of the Dutch Civil Code, to assign KPMG Accountants N.V. to audit the Annual Accounts for the 2020 financial year.

Agenda item 19

To designate the Board of Directors as the Company body authorised in respect of the issue of shares in the share capital of the Company

The Board of Directors believes that the authority to issue new shares, on both a pre-emptive and non pre-emptive basis should be aligned between the Company and Unilever PLC.

It is therefore proposed to designate the Board of Directors as the company body, in accordance with Article 2:96 of the Dutch Civil Code, to resolve to issue – or to grant rights to subscribe for – shares not yet issued up to a maximum of 30% of the issued share capital of the Company as at 31 December 2019 (ie 440,143,006 ordinary shares). The Board of Directors has no present intention of exercising the authority sought under this resolution.

The authority sought under this resolution will expire at the earlier of the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2021, the last date by which the Company must hold an Annual General Meeting in 2021.

Agenda item 20

To designate the Board of Directors as the company body authorised to restrict or exclude the statutory pre-emption rights that accrue to shareholders upon issue of shares for general corporate purposes

It is proposed to designate the Board of Directors as the company body, in accordance with Article 2:96a of the Dutch Civil Code, to resolve to limit or exclude pre-emption rights in relation to any issue of – or grant of rights to subscribe for – shares for general corporate purposes up to 5% of the issued share capital of the Company as at 31 December 2019 (ie 73,357,168 ordinary shares).

The Board of Directors has no current intention of exercising the authority granted in this resolution but considers that it is appropriate in order to allow the Company flexibility to finance business opportunities without the need to comply with the strict requirements of the statutory pre-emption provisions.

The authority sought under this resolution will expire at the earlier of the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2021, the last date by which the Company must hold an Annual General Meeting in 2021.

Agenda item 21

To designate the Board of Directors as the company body authorised to restrict or exclude the statutory pre-emption rights that accrue to shareholders upon issue of shares for acquisition or specified capital investment purposes

It is proposed to designate the Board of Directors as the company body, in accordance with Article 2:96a of the Dutch Civil Code, to resolve to limit or exclude pre-emption rights in relation to any issue of – or grant of rights to subscribe for – shares up to 5% of the issued share capital of the Company as at 31 December 2019 (ie 73,357,168 ordinary shares), but only in connection with an acquisition or specified capital investment which is announced contemporaneously with the issuance, or which has taken place in the preceding six-month period and is disclosed in the announcement of the issuance.

For these purposes, a ‘specified capital investment’ means one or more specific capital investment related uses for the proceeds of an allotment of shares, in respect of which sufficient information regarding the effect of the transaction on the Company, the assets that are the subject of the transaction and (where appropriate) the profit attributable to them is made available to shareholders to enable them to reach an assessment of the potential return.

The Board of Directors has no current intention of exercising the authority granted in this resolution but consider that they are appropriate in order to allow the Company flexibility to finance acquisition opportunities without the need to comply with the strict requirements of the statutory pre-emption provisions. The Board of Directors will only exercise such authority where they consider that doing so is in the best interests of the Company.

The authority sought under this resolution will expire at the earlier of the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2021, the last date by which the Company must hold an Annual General Meeting in 2021.

5	Unilever Chairman’s Letter and Notice of Meeting 2020

Explanatory notes to the agenda items continued

Agenda item 22

To authorise the Board of Directors to purchase ordinary shares in the share capital of the Company.

Renewal of this authority is sought at the Annual General Meeting each year. The Board of Directors believes that it is advantageous for the Company to have the flexibility to purchase its own shares, and this resolution provides the authority from shareholders to do so.

It is proposed to authorise the Board of Directors, in accordance with Article 2:98 of the Dutch Civil Code, to cause the Company to purchase, either through purchase on a stock exchange or otherwise, its own shares with a maximum of 10% of the issued share capital of the Company as at 31 December 2019 (ie 146,714,336 ordinary shares) at a purchase price per ordinary share, excluding expenses, between €0.16 (the nominal value) and 110% of the average of the closing price of the ordinary shares on the trading venue where the purchase is carried out for the five business days before the day on which the purchase is made.

The authority sought under this resolution will expire at the earlier of the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2021, the last date by which the Company must hold an Annual General Meeting in 2021.

Agenda item 23

To reduce the capital with respect to ordinary shares held by the Company in its own share capital

It is proposed that the AGM resolves to reduce the issued share capital through cancellation of ordinary shares. The purpose of the reduction is to create flexibility with respect to the Company’s capital structure. It is restricted to 10% of the issued share capital as at 31 December 2019 (ie 146,714,366 ordinary shares). Ordinary shares that the Company holds in treasury for hedging employee share plans will not be cancelled. The number of ordinary shares that will be cancelled following this resolution will be determined by the Board of Directors. Each time, the amount of the capital reduction will be stated in the resolution of the Board of Directors which shall be filed with the Trade Register.

The authority sought under this resolution will expire at the earlier of the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2021, the last date by which the Company must hold an Annual General Meeting in 2021.

Unilever Chairman’s Letter and Notice of Meeting 2020	6

Information about attending the Annual General Meeting 2020

The Annual General Meeting (‘AGM’) is to be held on Thursday 30 April 2020 at 10am at the World Trade Center, Beursplein 37 in Rotterdam, the Netherlands.

Admission to the AGM and voting rights

The Board of Directors has determined that shareholders on Thursday 2 April 2020, after closing of the books (the ‘Record Date’) and who are registered as such in one of the (sub) registers designated by the Board of Directors, have the right to attend the AGM and exercise their voting rights in accordance with the number of shares held at the Record Date. The designated (sub)registers are the administration records of the intermediaries in the meaning of the Securities Giro Act (Wet Giraal Effectenverkeer) and the shareholders register of the Company.

Attendance instructions

Shareholders who wish to attend the AGM either in person or by proxy (see under ‘Proxies’), can notify their bank or broker or via www.abnamro.com/evoting, until Thursday 23 April 2020 at 5.30pm at the latest. The bank or broker will inform ABN AMRO who will send an admission ticket for the AGM by post or by e-mail to the notified holders of shares thereof.

Proxies

Shareholders who wish to have themselves represented at the AGM by a proxy holder appointed by them must register in accordance with what is described above and deposit a written proxy. For this purpose, they can use the proxy printed on the admission ticket or the proxy available on www.unilever.com/agm.

Voting instructions

Holders of shares who are unable to attend the AGM in person and wish to participate in the voting process can render their voting instructions electronically via www.abnamro.com/ evoting. By doing so voting instructions are given to Mr M.J. Meijer c.s. Notarissen, in Amsterdam, to cast their vote at the AGM. Voting instructions can be given until Thursday 23 April 2020 at 5.30pm at the latest.

Registered shares

Holders of registered shares will be approached by IQ EQ Financial Services B.V. (‘IQ EQ’) individually. A written notification to attend the AGM, a completely filled-in voting instruction form or a written power of attorney must be received by IQ EQ by Thursday 23 April 2020 at 5.30pm at the latest.

Identification

We kindly request you to bring a valid proof of identity to the AGM.

Route description

The World Trade Center is located at Beursplein 37 in the heart of Rotterdam city centre and is best reached by train. Rotterdam Central Station is just a short walk. If you choose to come by car, you are advised to use Parking WTC-Beursplein, Leeuwenstraat 2 in Rotterdam. Route descriptions to both the WTC and the Parking WTC-Beursplein are available on our website, www.unilever.com/agm.

Unilever N.V.	Unilever PLC

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Registered Office	100 Victoria Embankment	Unilever PLC
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		Company Number: 41424	www.unilever.com